February 28, 2005

Via US Mail and Facsimile

Fran V. Ross
Chief Financial Officer
Boston Restaurant Associates, Inc.
999 Broadway, Suite 400
Saugus, Massachusetts 01906

Re:	Boston Restaurant Associates, Inc.
	Form 10-K for the year ended April 25, 2004
	Commission File Number:  000-18369

Dear Ms. Ross:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *


Item 6. Selected Financial Data, page 19

1. Please consider the addition of certain operating data to your selected financial data as such information might be helpful in the discussion of operating results. Such data might include average guest check per brand, number of restaurants per year by brand, comparable restaurant sales, customer counts, etc.
Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended April 25, 2004 and April 27, 2003, page 20
2. The explanations provided within MD & A for operating results for
fiscal 2004 compared to fiscal 2003 and fiscal 2003 to fiscal 2002 appear to be overly general in nature. Specifically, it appears that the opening and impairment of your Polcari`s Cambridge location is the primary reason for the net loss incurred in fiscal 2004, but you have not quantified what portion of the increase in net sales and
operating expenses is attributable to this opening.    Also, you
state that you experienced a sales decline at your Pizzeria Regina stores due to the temporary closing of the Fanueil Hall location, but do not discuss the reasons for that closing, the estimated loss in sales, or the possibility that this location may be closed temporarily again in the future. You also do not explain why the Pizzeria Regina franchise at The Palms closed on April 30, 2004. Please revise your disclosure to quantify the effects of all changes cited within MD & A to the extent practicable. Refer to the guidance in FR 72. Also, please supplementally explain to us the facts and circumstances leading to the specific situations cited above.

Liquidity and Capital Resources, page 31
3. Please revise your disclosure to indicate the method and amount of the valuation of the warrants issued in connection with the bank covenant waiver. Similar disclosure should be made throughout your filing related to these and the August 2004 bridge financing warrants.


Note 1. Nature of Business and Basis of Presentation

Property and Equipment, page F-9

4. Please revise your disclosure to include the useful lives and depreciation methods by asset class. Please also supplementally explain to us and expand your disclosure to indicate why you employ two different depreciation methods.


Form 10-Q for the Quarterly Period Ended October 24, 2004

Note 14. Asset Impairment Charge, page F-32

5. We note from your disclosure that you have taken an impairment charge of $2.16 million related to the Polcari`s Cambridge location, reducing the value of the leasehold improvements to $0 and reducing the restaurant equipment to the estimated residual value of $81,714.
We also note that it appears these assets have been reclassified to assets held for sale in your October 24, 2004 Form 10-Q.
Further,
we note from your disclosure in Note 5 of your October 24, 2004
Form
10-Q that, on July 31, 2005, Technology Square Finance, LLC will pay
$300,000 for the assets of Polcari`s of Cambridge. Supplementally explain to us the facts and circumstances used to determine the value of these assets at April 25, 2004 and as of each subsequent balance sheet date. Specifically, please tell us over what period discounted cash flows were considered, how you determined this period, when you committed to sell these assets, why this decision was made so soon after the restaurant opening, how cash flow projections would have impacted the net loss provisions of your debt covenants, and how you considered the $300,000 to be received from TSF in your analysis.

* * * * * * * * * * * * * * * * * * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.
You
may contact Amy Geddes at 202-942-2885 or Margery Reich at 202-
942-
1839 if you have questions or me at 202-942-1995 with any concerns as
I supervised the review of your filing.

								Sincerely,



								David R. Humphrey
								Branch Chief

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Boston Restaurant Associates, Inc.
February 28, 2005
Page 1